# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vestis Corporation, CIK 0001967649
CUSIP: 29430C102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1035 Alpharetta Street, Suite 2100, Roswell, Georgia (GA), 30075
Date of event which requires filing of this statement: 12/17/2025
Amends the filing with accession number 0001011438-24-000325
Filed by CIK 0001535472
Persons authorized to receive notices and communications: Keith Meister/Patrick Dooley, Corvex Management LP, 667 Madison Avenue, New York, New York (NY), 10065, (212) 474-6700

## Reporting persons
- Corvex Management LP (CIK 0001535472): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 19,813,963; shared voting power 0; sole dispositive power 19,813,963; shared dispositive power 0; aggregate amount beneficially owned 19,813,963 (15% of the class)
- Keith A. Meister (CIK 0001307631): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 19,821,433; shared voting power 0; sole dispositive power 19,821,433; shared dispositive power 0; aggregate amount beneficially owned 19,821,433 (15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Vestis Corporation
Address of issuer's principal executive offices: 1035 Alpharetta Street, Suite 2100, Roswell, Georgia (GA), 30075
Comment:
This Amendment No. 4 ("Amendment No. 4") supplements the information set forth in the Schedule 13D dated May 8, 2024, and as amended by Amendment No. 1 on June 20, 2024, Amendment No. 2 on May 6, 2025, and Amendment No. 3 on May 28, 2025, filed by Corvex Management LP ("Corvex") and Keith Meister with the United States Securities and Exchange Commission (the "Schedule 13D") relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Vestis Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 5(c) is hereby incorporated by reference into this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Corvex may be deemed to be the beneficial owner of 19,813,963 Shares, which represent approximately 15.0% of the Issuer's outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. In addition, Mr. Meister may be deemed to beneficially own 7,470 Shares received upon the vesting of restricted stock units ("RSUs") granted to Mr. Meister in respect of his service on the Issuer's board of directors (the "Board"). In addition to the RSUs that have vested, Mr. Meister has been granted an additional 8,734 RSUs in respect of his Board service and an additional 27.994 RSUs have accrued in connection with the Issuer's quarterly dividend on previously awarded RSUs. Such additional RSUs have not yet vested and will not be settled into Shares until six months following the end of Mr. Meister's service on the Issuer's Board.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 131,866,818 Shares outstanding as of November 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on December 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 99.1 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Transactions in the Shares effected during the past sixty days.

## Signatures
- Corvex Management LP: /s/ Keith Meister, Keith Meister / Managing Partner (12/17/2025)
- Keith A. Meister: /s/ Keith Meister, Keith Meister / Self (12/17/2025)